Exhibit 99 1 Form 6K- LVH October 30_2006.doc

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

October 30, 2006.

3.

News Release

News release was issued on October 30, 2006 and disseminated via Stock Watch News and Baystreet News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Las Vegas From Home.Com Entertainment Inc. receives TSX-V Approval to commence its Normal Course Issuer Bid

Vancouver, British Columbia, October 30, 2006 – Las Vegas From Home.Com Entertainment Inc., (the “Company” or “LVFH”) (TSX-V: LVH) is pleased to announce that it has received TSX Venture Exchange (“TSX-V”) approval to commence its normal course issuer bid.  Under the bid, which will be conducted pursuant to the rules of the TSX-V, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.

5.

Full Description of Material Change

Las Vegas From Home.Com Entertainment Inc. receives TSX-V Approval to commence its Normal Course Issuer Bid

Vancouver, British Columbia, October 30, 2006 – Las Vegas From Home.Com Entertainment Inc., (the “Company” or “LVFH”) (TSX-V: LVH) is pleased to announce that it has received TSX Venture Exchange (“TSX-V”) approval to commence its normal course issuer bid.  Under the bid, which will be conducted pursuant to the rules of the TSX-V, the Company may purchase up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's issued and outstanding Common Shares.

The bid will commence on November 3rd, 2006, three clear trading days after receiving the TSX-V approval today, and will continue for a period of 12 months.  The price at which the Company will purchase its shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSXV.  Any Common Shares acquired by the Company will be cancelled.  Purchases under the bid will be made on behalf of the Company by Scotia McLeod.

The Board of Directors of the Company believes that the market price of the Common Shares may not fully reflect the value of the Company's business and its future business prospects.  As a result, the Board has concluded that the purchase and cancellation of the Common Shares may represent an appropriate and desirable use of the Company's funds and provide market stability.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an "E-Gaming" Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 30th day of October, 2006.